UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
Under the Securities Exchange Act of 1934
DEERFIELD CAPITAL CORP.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
244331302
(CUSIP Number)
Andrew Intrater
Bounty Investments, LLC
c/o Renova U.S. Management LLC
900 Third Avenue, 19th Floor
New York, New York 10022
(212) 418-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes (as defined below).

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 11,000,812 of which were outstanding as of November 12, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 15, 2010 and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement, dated as of March 22, 2010, by and between the Issuer and Bounty (the “Convertible Notes Agreement”).

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 11,000,812 of which were outstanding as of November 12, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 15, 2010 and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: Mayflower Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 11,000,812 of which were outstanding as of November 12, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 15, 2010 and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

CUSIP No.	244331302

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

57.3%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 15,133,043 shares of Common Stock, 11,000,812 of which were outstanding as of November 12, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 15, 2010 and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

     This Amendment No. 1 amends and supplements the cover pages and Items 4 and 6 of the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Capital Corp., a Maryland corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (2) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (3) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (4) TZ Columbus Services Limited, a British Virgin Islands corporation, (“TZ” and, together with Bounty, Santa Maria and Mayflower, the “Reporting Persons”).
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On December 22, 2010, the Issuer reported that it entered into an Agreement and Plan of Merger, dated December 21, 2010 (the “Merger Agreement”), by and among the Issuer, Bulls I Acquisition Corporation (“First MergerSub”), Bulls II Acquisition LLC (“Second MergerSub”), CIFC Parent Holdings LLC (“CIFC Parent” and, together with Bounty, the “Investors”) and Commercial Industrial Finance Corp. (“CIFC”). Pursuant to the Merger Agreement and based on the terms and conditions therein, First MergerSub will merge with and into CIFC, with CIFC continuing as the surviving corporation, followed by a merger of CIFC with and into Second MergerSub, with Second MergerSub continuing as the surviving entity and a wholly-owned subsidiary of the Issuer. As consideration for the mergers, CIFC Parent will receive, among other things, 9,090,909 shares of newly-issued Common Stock. The description of the Merger Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     In connection with the Merger Agreement and the transactions contemplated thereby, Bounty and CIFC entered into a Voting Agreement, dated December 21, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, Bounty agreed that until the expiration date of the Voting Agreement, it will not transfer, sell or create any lien or encumbrance in or upon any shares of capital stock of the Issuer owned, beneficially or of record, by Bounty if such transfer or sale would cause Bounty to own less than 39% of such capital stock. In addition, Bounty agreed that until the expiration date of the Voting Agreement, it will vote up to 39% of the capital stock of the Issuer (i) in favor of the Merger Agreement and the transactions contemplated thereby and (ii) against (x) any action or agreement that, to the knowledge of Bounty, would reasonably be expected to result in any of the conditions to the Issuer or any of its obligations under the Merger Agreement not being fulfilled and (y) any alternative proposals regarding the sale of the Issuer or any agreements that would reasonably be expected to prevent or materially and adversely affect the consummation of the Merger Agreement or any of the transactions contemplated thereby. Bounty also agreed to grant CIFC an irrevocable proxy regarding the matters addressed in the Voting Agreement if Bounty fails to appear or fails to cause its shares of capital stock to be counted as present at the stockholders meeting of the Issuer called for voting on the Merger Agreement and the transactions contemplated thereby. The expiration of the Voting Agreement occurs upon the earlier of (i) the valid termination of the Merger Agreement or (ii) the effective time of the Merger Agreement. The description of the

Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Bounty also entered into a Waiver of Conversion Rate Adjustment, dated December 21, 2010 (the “Waiver”), in connection with the Merger Agreement. Pursuant to the Waiver, Bounty agreed to waive its rights under the Convertible Notes Agreement to any adjustments in the conversion rate of the $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes, due December 9, 2017, held by Bounty (the “Convertible Notes”) that could be triggered by the Merger Agreement and the transactions contemplated thereby. The description of the Waiver is qualified in its entirety by reference to the full text of the Waiver, which is included as an Exhibit hereto and is incorporated by reference herein.
     In connection with the closing of the Merger Agreement, Bounty will enter into an Amended and Restated Stockholders Agreement substantially in the form attached as Exhibit A to the Merger Agreement (the “Amended and Restated Stockholders Agreement”). The form of Amended and Restated Stockholders Agreement provides that the size of the Board of Directors of the Issuer (the “Board”) will be increased by two directors so that the Board will consist of eleven directors, comprised of (i) three directors designated by each of Bounty and CIFC Parent, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) one director being the Issuer’s then-serving chief executive officer, and (iv) Jonathan Trutter, for so long as he remains an employee of the Issuer, provided that any director replacing Mr. Trutter as a director will have to be nominated by the Nominating Committee of the Board and meet the same independence standards as the other independent directors of the Issuer.
     The form of Amended and Restated Stockholders Agreement provides that so long as an Investor owns at least 25% of the outstanding Common Stock (calculated as if all outstanding Convertible Notes which are convertible into shares of Common Stock (the “Conversion Shares”) have been converted into Common Stock), it will have the right to designate three directors to the Board. So long as an Investor owns at least 15% and 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), such Investor will have the right to designate two directors and one director, respectively. If an Investor owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which such Investor has certain preemptive rights), the Issuer must provide the Investor the opportunity to purchase an amount of Common Stock to cure such deficiency.
     The form of Amended and Restated Stockholders Agreement provides that each Investor will also have the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board. In addition, the Strategic Committee of the Board, established after the closing of the Acquisition and Investment Agreement, dated as of March 22, 2010, by and among Deerfield Capital Corp., Bounty Investments, LLC and Columbus Nova Credit Investments Management, LLC, will be dissolved upon consummation of the transactions contemplated by the Merger.
     The form of Amended and Restated Stockholders Agreement provides that each Investor will have the right to designate one observer to attend, but not vote at, all meetings of the Board and each committee of the Board so long as it owns at least 15% of the outstanding Common Stock (assuming conversion of the Convertible Notes).

     The form of Amended and Restated Stockholders Agreement provides that for so long as any Investor owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then each Investor will have the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.
     The form of Amended and Restated Stockholders Agreement provides that the Investors will form a “group” holding over 50% of the outstanding Common Stock of the Issuer thereby allowing the Issuer to elect to become a “controlled company” as defined by Rule 5615(c) of the NASDAQ Marketplace Rules. The form of Amended and Restated Stockholders Agreement provides that the Issuer will elect to be a “controlled company” for so long as the Investors hold over 50% of the outstanding Common Stock and satisfy the “group” requirements. Each Investor will also be required to take all action necessary for the Issuer to be treated as a “controlled-company” and make all necessary filings and disclosures associated therewith.
     The form of Amended and Restated Stockholders Agreement provides that the Company shall not take any of the following actions without the prior written consent of each Investor until the earlier of (a) three years from the date of the Amended and Restated Stockholders Agreement, (b) the date on which the Investors, collectively, own less than 35% of the outstanding Common Stock (assuming conversion of the Convertible Notes) and (c) the date on which such Investor owns less than 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes): (i) the acquisition or disposal of any corporation, entity, division or other business concern having a value in excess of $10,000,000 in a single transaction or series of related transactions, (ii) the dissolution, liquidation, reorganization or recapitalization or bankruptcy of the Issuer, (iii) the replacement of the chief executive officer of the Issuer, (iv) the maintenance of the Issuer’s headquarters outside of New York, New York, (v) the issuance of any new shares of Common Stock, equity interests or convertible securities of the Issuer in a registration under the Securities Act of 1933, as amended (subject to certain exceptions) and (vi) the incurrence, assumption or guarantee of any indebtedness for borrowed money, except for (A) indebtedness incurred in the ordinary course of business not in excess of $20,000,000 in the aggregate and (B) repurchase obligations pursuant to the Issuer’s investments in residential mortgage-backed securities, provided that such repurchase obligations do not exceed $275,000,000 or such other amount as is established by the Board from time to time.
     The form of Amended and Restated Stockholders Agreement includes a standstill provision which will cap both Investors’ aggregate beneficial ownership of Common Stock and other voting securities at 80%, and their individual beneficial ownerships at an amount that is 2% above each of their percentage beneficial ownerships as of the closing of the Merger Agreement. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), the Investors will not be able to acquire Common Stock or other voting securities that would result in their ownership of Common Stock and other voting securities exceeding the applicable caps. Subject to the aggregate 80% cap, the Investors may transfer shares of Common Stock among themselves. In addition, each Investor will be required to cause any transferee of more than 15% of the Common Stock (including such shares issuable upon the conversion of the Convertible Notes) to agree to be bound by the terms of the standstill provisions. The standstill provisions will remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) in respect of an Investor, the date that such Investor owns less than 5% of the outstanding Common Stock.
     The form of Amended and Restated Stockholders Agreement provides that each Investor will be granted a right of first refusal in the event that any Investor entertains a bona fide offer from any third party to purchase all or any portion of the Convertible Notes held by such Investor. Following receipt of the bona fide offer from the third party, the Investor must offer to sell such number of Convertible Notes to the other Investor on the same terms and conditions and at the same price offered to such third party.
     The form of Amended and Restated Stockholders Agreement provides that each Investor will be granted a right of first offer in the event that the other Investor proposes to transfer all or any portion of the shares of Common Stock held by such Investor. In such case, the transferring Investor must first offer to transfer such shares to the other Investor; however, in no event will an Investor be required to offer its shares of Common Stock to the other Investor if such offered shares (together with all shares transferred by such Investor in the preceding twelve month period) constitute less than the lesser of (i) 4.99% of the outstanding Common Stock, and (ii) 10% of the shares of Common Stock held by such Investor immediately prior to such transfer.
     The form of Amended and Restated Stockholders Agreement provides that it will continue in effect until the earlier of (i) termination by written agreement of the Issuer and each Investor holding at least 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes), and (ii) as to any Investor, such time as such Investor holds less than 5% of the outstanding Common Stock (after giving effect to any cure purchase rights). The description of the form of Amended and Restated Stockholders Agreement is qualified in its entirety by reference to the full text of the form of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     In connection with the closing of the Merger Agreement, Bounty intends to enter into an Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit B to the Merger Agreement (the “Amended and Restated Rights Agreement”), pursuant to which the Issuer will grant registration rights to CIFC Parent and Bounty with regard to the shares of Common Stock held by each Investor, including, but not limited to, the Conversion Shares. Under the Amended and Restated Registration Rights Agreement, CIFC Parent and Bounty will have two demand registration rights each and unlimited piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration of the Common Stock pursuant to the Amended and Restated Registration Rights Agreement. The description of the form of Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     Voting Agreement
     In connection with the Merger Agreement, Bounty and CIFC entered into the Voting Agreement. Pursuant to the Voting Agreement, Bounty agreed that until the expiration date of the Voting Agreement, it will not transfer, sell or create any lien or encumbrance in or upon any shares of capital stock of the Issuer owned, beneficially or of record, by Bounty if such transfer or sale would cause Bounty to own less than 39% of such capital stock. In addition, Bounty agreed that until the expiration date of the Voting Agreement, it will vote up to 39% of the capital stock of the Issuer (i) in favor of the Merger Agreement and the transactions contemplated thereby and (ii) against (x) any action or agreement that, to the knowledge of Bounty, would reasonably be expected to result in any of the conditions to the Issuer or any of its obligations under the Merger Agreement not being fulfilled and (y) any alternative proposals regarding the sale of the Issuer or any agreements that would reasonably be expected to prevent or materially and adversely affect the consummation of the Merger Agreement or any of the transactions contemplated thereby. Bounty also agreed to grant CIFC an irrevocable proxy regarding the matters addressed in the Voting Agreement if Bounty fails to appear or fails to cause its shares of capital stock to be counted as present at the stockholders meeting of the Issuer called for voting on the Merger Agreement and the transactions contemplated thereby. The expiration of the Voting Agreement occurs upon the earlier of (i) the valid termination of the Merger Agreement or (ii) the effective time of the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Waiver of Conversion Rate Adjustment
     In connection with the Merger Agreement, Bounty also entered into the Waiver. Pursuant to the Waiver, Bounty agreed to waive its rights under the Convertible Notes Agreement to any adjustments in the conversion rate of the Convertible Notes that could be triggered by the Merger Agreement and the transactions contemplated thereby. The description of the Waiver is qualified in its entirety by reference to the full text of the Waiver, which is included as an Exhibit hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of June 9, 2010, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D).

2.	Merger Agreement, dated as of December 21, 2010, by and among Deerfield Capital Corp., Bulls I Acquisition Corporation, Bulls II Acquisition LLC, CIFC Parent Holdings LLC and Commercial Industrial Finance Corp. (incorporated by reference to Exhibit 2.1 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on December 22, 2010).

3.	Voting Agreement, dated as of December 21, 2010, by and between Bounty Investments, LLC and Commercial Industrial Finance Corp.*

4.	Waiver of Conversion Rate Adjustment, dated December 21, 2010, by Bounty Investments, LLC.*

5.	Form of Amended and Restated Stockholders Agreement, by and among Deerfield Capital Corp., CIFC Parent Holdings LLC and Bounty Investments, LLC (incorporated by reference to Exhibit 10.1 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on December 22, 2010).

6.	Form of Amended and Restated Registration Rights Agreement, by and among Deerfield Capital Corp., CIFC Parent Holdings LLC and Bounty Investments, LLC (incorporated by reference to Exhibit 10.3 of Deerfield Capital Corp.’s Current Report on Form 8-K filed on December 22, 2010).

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 18, 2011

BOUNTY INVESTMENTS, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

MAYFLOWER TRUST
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact